Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com
October 5, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Post-Effective Amendment No. 19 to Registration Statement on Form N-4
SEC File Nos. 033-62793 and 811-05438
Prudential Annuities Life Assurance Corporation Variable Account B (Registrant)
Prudential Annuities Life Assurance Corporation (Depositor)

Members of the Commission:

On behalf of the above-named Registrant, submitted for filing under the Securities Act of 1933 is Post-Effective Amendment No. 19 to the Registration Statement filed on Form N-4. (the “Post-Effective Amendment”).

This Post-Effective Amendment is being filed in order to revive the Registration Statement which has not been updated in full since May 1, 2003, as amended by supplement dated May 1, 2004, based on previous guidance regarding certain products that were not offered for additional sales. This Post-Effective Amendment is being updated and filed on the revised Form N-4, which became effective July 1, 2020 in accordance with SEC Rule 498A under the Securities Act of 1933.

It is our intention that this filing become effective on May 1, 2021, and we expect to file delaying amendments as necessary.

If you have any questions, please call me at 203-402-1624.

Sincerely,

/s/Elizabeth L. Gioia
Elizabeth L. Gioia
Vice President, Corporate Counsel